HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061
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Will Hart

                                November 16, 2009

Parker Morrill
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Energas Resources, Inc.
            Preliminary Proxy Statement on Schedule 14A
            Filed September 18, 2009

     This  office  represents  Energas  Resources,  Inc.  (the  "Company").  The
Company's   Amended   Preliminary  Proxy  Statement  has  been  filed  with  the
Commission. This letter provides the Company's responses to the comments received from the Staff by letter dated October 7, 2009. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter. The number under the "Page Number" column indicates the page number in the proxy statement where the response to the comment can be found.

                                                                  Page Number
                                                                  -----------

1. Comment complied with.                                               2

2. Comment complied with.                                               3

3. Comment complied with.                                               3

      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                Very Truly Yours,

                              HART & TRINEN, L.L.P.



                                 William T. Hart



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